UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock exchange announcement

CADELER A/S INITIATES SHARE BUY-BACK PROGRAMME OF UP TO NOK 16.5 MILLION (APPROX. EUR 1.45 MILLION)

Copenhagen, 1 July 2024: Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) today announces the launch of a share buy-back programme of up to NOK 16.5 million (approx. EUR 1.45 million) (the “Programme”), pursuant to the authorisation for the acquisition treasury shares granted by Cadeler’s shareholders to its Board of Directors at the company’s general meeting held on April 23, 2024.

The Programme is to be implemented in accordance with Article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of April 16, 2014, as amended (the “Market Abuse Regulation”) and the Commission’s Delegated Regulation (EU) 2016/1052 of March 8, 2016 (together with the Market Abuse Regulation, the “Safe Harbour Rules”).

The purpose of the Programme is to enable Cadeler to meet its obligations to its employees arising from certain of Cadeler’s share-based incentive programmes.

The Programme will be conducted in the period from 1 July 2024 until 12 July 2024, both days included, unless the maximum number of shares or repurchase amount under the Programme is earlier reached. Cadeler may, however, suspend or terminate the Programme at any time.

The following additional conditions apply to the Programme:

-	The Programme will be managed by an independent lead manager on Cadeler’s behalf. The independent lead manager will make its trading decisions regarding the timing of the share repurchases independently of, and without influence from, Cadeler.

-	The maximum amount allocated to the Programme is NOK 16.5 million, corresponding to approximately EUR 1.45 million.

-	The maximum number of shares that may be acquired under the Programme is 214,791 shares, each with a nominal value of DKK 1.00.

-	Shares acquired under the Programme may not be purchased at a price exceeding the higher of (i) the share price of the last independent trade and (ii) the highest current independent purchase bid on the trading venue where the purchase is carried out.

-	Purchases made on a single day may not exceed 25% of the average daily trading volume on the trading venue where the purchases are made, calculated based on the average daily traded volume during the 20 trading days preceding the date of purchase.

Information about any shares acquired under the Programme will be published no later than every seventh trading day on Cadeler’s website, https://www.cadeler.com, and by stock exchange announcements. Cadeler will similarly publish information about subsequent amendments to the Programme (if any), including any termination of the Programme.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as a provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer